EXHIBIT 12.2

United Dominion Realty, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2017	2016	2015	2014	2013
Earnings:
Income/(loss) from continuing operations	$66,583	$46,082	$56,940	$33,544	$32,766
Add (from continuing operations):
Interest on indebtedness (a)	30,366	30,067	40,321	41,717	36,058
Portion of rents representative of the interest factor	2,071	1,826	1,868	1,751	1,705
Amortization of capitalized interest	745	744	734	725	580
Total earnings	$99,765	$78,719	$99,863	$77,737	$71,109

Fixed charges from continuing operations:
Interest on indebtedness (a)	$30,366	$30,067	$40,321	$41,717	$36,058
Interest capitalized	21	206	182	2,890	5,870
Portion of rents representative of the interest factor	2,071	1,826	1,868	1,751	1,705
Fixed charges	$32,458	$32,099	$42,371	$46,358	$43,633

Ratio of earnings to fixed charges	3.07	2.45	2.36	1.68	1.63

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.